UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION OMB APPROVAL
                             WASHINGTON, D.C. 20549
                                                   -----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:       3235-0145
                                                   Expires: December 31, 2005
                                                   Estimated average burden
                                                   Hours per response . . . . 11
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                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 0)

                                SYNTHETECH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87162E100
                --------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ] Rule 13d-1(b)
                           [ ] Rule 13d-1(c)
                           [X] Rule 13d-1(d)



















                               Page 1 of 6 Pages

CUSIP NO. 87162E100
--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.

          Paul C. Ahrens
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box If a Member of a Group*

                (a) [ ]
                (b) [ ]
--------------------------------------------------------------------------------
   3.     Sec Use Only
--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------
        Number of       5.   Sole Voting Power          1,028,291
          Shares        --------------------------------------------------------
       Beneficially     6.   Shared Voting Power        0
         Owned by       --------------------------------------------------------
           Each         7.   Sole Dispositive Power     1,028,291
        Reporting       --------------------------------------------------------
          Person        8.   Shared Dispositive Power   0
           With
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        1,028,291
--------------------------------------------------------------------------------
   10.    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
          [ ]*
--------------------------------------------------------------------------------
   11.    Percent of Class Represented by Amount in Row 9   7.1%
--------------------------------------------------------------------------------
   12.    Type of Reporting Person                      IN
--------------------------------------------------------------------------------























                               Page 2 of 6 Pages

ITEM 1.
            (a)           Name of Issuer:
                          Synthetech, Inc.
            (b) Address of Issuer's Principal Executive Offices: 584 1920 Industrial Way, Albany, OR 97322

ITEM 2.
            (a) Name of Person Filing:
                          Paul C. Ahrens
            (b)           Address of Principal Business Office or, if none,
                          Residence:
                          1920 Industrial Way, Albany, OR 97322
            (c)           Citizenship:
                          United States
            (d)           Title of Class of Securities:
                          Common Stock
            (e)           CUSIP Number:
                          87162E100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
            (a) [ ]Broker or dealer registered under section 15 of theAct (15 U.S.C. 78o).
            (b)           [ ]Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c).
            (c) [ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
            (d) [ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                               Page 3 of 6 Pages

            (e) [ ]An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
            (f) [ ]An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
            (g) [ ]A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
            (h) [ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) [ ]A church plan that is excluded from the definition of an investment company under ] section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)           [ ]Group, in accordance with ss.240.13d-1(b)
                          (1)(ii)(J).

            Not applicable

ITEM 4.     OWNERSHIP.
            (a)           Amount beneficially owned: 1,028,291 shares
            (b)           Percent of class: 7.1%
            (c)           Number of shares as to which the person has:
                          (i) Sole power to vote or to direct the vote:
                                                                      1,028,291
                          (ii) Shared power to vote or to direct the vote: none
                          (iii)Sole power to dispose or to direct the disposition: 1,028,291 shares
                          (iv) Shared power to dispose or to direct the disposition: none

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
              Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP
              Not applicable



















                               Page 4 of 6 Pages

ITEM 10.      CERTIFICATION
              Not applicable
























































                               Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2005


                                                        /s/PAUL C. AHRENS
                                                        -------------------
                                                        Paul C. Ahrens
















































                               Page 6 of 6 Pages